Exhibit 2.1

1st Amendment to the

SHARE Sale AND Purchase AGREEMENT

between

sensera limited

and

inpixon GmbH

and

Nanotron technologies Gmbh

THIS AMENDMENT TO THE SHARE SALE AND PURCHASE AGREEMENT is made on February 24, 2021 between

1)	Sensera Limited, a stock corporation incorporated under the laws of Australia, registered with Australian Investment and Securities Commission under no. ACN 613 509 041, with its registered office at Level 14, 440 Collins Street, Melbourne VIC Australia 3000 (“Seller”);

2)	Inpixon GmbH, limited liability company incorporated under the laws of Germany, registered with the commercial register kept at the local court (Amtsgericht) of Frankfurt am Main under HRB 118703, with its registered office at c/o Rüter u. Partner StbG mbB, Prielmayerstraße 3, 80335 München (“Purchaser”); and

3)	Nanotron Technologies GmbH, limited liability company incorporated under the laws of Germany, registered with the commercial register kept at the local court (Amtsgericht) of Charlottenburg under HRB 42324 B, with its registered office at Alt-Moabit 60 a, 10555 Berlin (“Target Company”)

(the Seller, the Purchaser and the Target Company each a “Party” and together the “Parties”).

Preamble

(1)	On 5 October 2020, the Parties have entered into a notarial sale and transfer agreement with regard to the shares in the Target Company (Deed Roll No. A 828/2020 of notary Karin Arnold, Berlin) (“SPA”). Closing of the SPA has occurred on 6 October 2020 (“Closing Date”).

(2)	Any capitalized terms used but not defined in this Amendment Agreement (as defined below) shall have the same meaning as ascribed to them in the SPA unless otherwise expressly agreed herein.

(3)	The Preliminary Purchase Price under the SPA amounts to USD 8,536,078.75 and has been paid by the Purchaser to the Seller in accordance with the provisions of the SPA. In order to determine the Final Purchase Price owed under the SPA, the SPA provides for a specific determination process which comprises, inter alia, the delivery of the Closing Date Financial Calculations by the Purchaser to the Seller in accordance with Clause 4.1 of the SPA. On 20 January 2021, the Purchaser has delivered to the Seller these Closing Date Financial Calculations which state a Final Purchase Price of USD 8,506,188.51. As a result thereof and pursuant to Clause 4.5 of the SPA, the Seller is obliged to pay to the Purchaser the amount by which the Preliminary Purchase Price exceeds the Final Purchase Price, i.e. an amount of USD 29,890.24 (the “Working Capital Adjustment”).

(4)	In addition and as a security for the Purchaser, the SPA provides for the retention of Holdback Funds, i.e. an amount of USD 750,000.00 to be retained by the Purchaser from the Preliminary Purchase Price in order to satisfy (a portion of) the obligations of the Seller in relation to any breach of any warranties, representations, covenants or indemnities under the SPA. Pursuant to Clause 4.6 of the SPA, the Purchaser is obliged to disburse for payment to the Seller the remaining Holdback Funds (if any) within ten (10) Business Days following the Holdback Release Date, (i.e. eighteen (18) months after the Closing Date). The Seller has now requested from the Purchaser an earlier release of the Holdback Funds in exchange for a reduction of the Final Purchase Price by USD 225,000 (“Early Release Discount”).

(5)	Furthermore, Clause 9.19 of the SPA provides for a warranty of the Seller according to which, inter alia, to the best knowledge of the Seller at the date of the execution of the SPA, no law suits or procedures are about to be started or threatened with respect to the Target Company, nor are any circumstances known to exist which might reasonably be expected to provide a basis for such proceedings. However, by letter dated 9 October 2020, the Target Company has been approached by the legal counsel of Lohmann & Birkner, a customer of the Target Company, claiming that the Target Company has not or not duly delivered all services in relation to a database project agreed between the Target Company and Lohmann & Birkner in 2017 and 2018 (“Medtrack”). The underlying circumstances of this matter have been known to the Seller already prior to the signing of the SPA (together “Lohmann Dispute”). The Purchaser and the Target Company with the assistance of their legal advisor are currently in negotiations with Lohmann & Birkner as to the settlement of all mutual claims arising from and in connection with the Medtrack project for a settlement amount equal to a gross amount of EUR 13,387.50 (the “Settlement Amount”).

(6)	In light of the above, the Parties intend to settle certain mutual rights and claims arising from and in connection with the SPA and wish to enter into this first amendment agreement to the SPA (“Amendment Agreement”),

Now, therefore, the Parties agree as follows:

1.	Post-CLosing CLaIMs

1.1	The Seller hereby acknowledges that (i) the Lohmann Dispute as well as all underlying and related facts were known to the Seller and the Target Company prior to the execution of the SPA, (ii) this constitutes a breach of the Seller’s warranties given in Clause 9.19 of the SPA, and (iii) the underlying and related facts of the Lohmann Dispute were not disclosed to the Purchaser in the VDR or in any other way prior to the execution of the SPA.

1.2	In addition, the Seller acknowledges that the statements given in Clause 1.1 give rise to a claim of the Purchaser against the Seller for damages under the SPA in an amount equal to the Settlement Amount plus related legal fees and expenses incurred by the Purchaser of approximately USD 29,266.50 (the “Claim Amount”).

2.	Final Purchase Price / RELEASE OF Holdback Funds

2.1	The Parties agree that the Final Purchase Price shall be fixed at USD 8,251,922.01, i.e. the amount determined by the Closing Date Financial Calculations less the sum of the Early Release Discount and the Claim Amount (the “Post Closing Adjustment”).

2.2	The Holdback Funds less the sum of the Working Capital Adjustment and the Post Closing Adjustment shall be released to the Seller within 10 (ten) Business Days of the signing of this Amendment Agreement. The balance of the Holdback Funds in the amount of USD 284,156.74 shall be deemed forfeited for the benefit of the Purchaser in light of the reduced Final Purchase Price and the Parties shall not owe each other any adjustment payments under Clause 4.5 of the SPA. Upon payment of the Holdback Funds in accordance with this Clause 2.2, any claim of the Seller against the Purchaser out of or in connection with the Holdback Funds and/or the Lohmann Dispute under the SPA shall be deemed irrevocably satisfied.

2.3	The Purchaser acknowledges that any claim of the Purchaser against the Seller for damages arising from or in connection with the Lohmann Dispute shall hereby be deemed fulfilled.

3.	MISCELLANEOUS

3.1	The provisions of the SPA shall remain unchanged unless explicitly amended under this Amendment Agreement. In particular, this shall apply for any further damages or indemnification claims of the Purchaser against the Seller.

3.2	Each Party shall bear the costs of its advisors arising in relation to this Amendment Agreement.

3.3	Amendments to this Amendment Agreement, including a change of this provision regarding the written form itself, have to be in writing or in a stricter form provided by law.

3.4	In case a provision of this Amendment Agreement should be invalid or unenforceable or in case that this contract has a gap, the other provisions of this Amendment Agreement remain unaffected. The Parties are obliged to agree to the replacement of the invalid or unenforceable provision with a valid and enforceable provision or to an amendment of this Amendment Agreement for the missing provision. If and insofar there is a gap in the provisions of this Amendment Agreement, the Parties shall agree to a valid and enforceable provision which comes closest to what the Parties would have agreed to, if they had known about the gap from the beginning.

3.5	German law shall be applicable to this Amendment Agreement, its execution and all claims and disputes arising under or in connection with this Amendment Agreement or its validity, without regard to the conflict of law principles thereof.

[Signature page follows]

[Signature page]

For Sensera Limited:	For Inpixon GmbH:

San Jose, CA February 24, 2021	Palo Alto, CA USA 2-24-2021
Place, Date	Place, Date

/s/ Ralph Schmitt	/s/ Nadir Ali
Name: Ralph Schmitt	Name: Nadir Ali
Function: Executive Director	Function: CEO

For Nanotron Technologies GmbH:

Palo Alto, CA USA 2-24-2021
Place, Date

/s/ Nadir Ali
Name: Nadir Ali
Function: CEO